September 6, 2024

Dickerson Wright
Executive Chairman
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

       Re: NV5 Global, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 29, 2024
           File No. 001-35849
Dear Dickerson Wright:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:   Norwood Beveridge